UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 8, 2024

(Date of Report (Date of earliest event reported))

SUGARFINA CORPORATION

(Exact name of issuer as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101, Las Vegas, NV	89118
(Address of principal executive offices)	(ZIP Code)

(855)784-2734
(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

 Item 4. Changes in Issuer’s Certifying Accountant.

(a)	Dismissal of Independent Accounting Firm

On October 9, 2024, the Chief Financial Officer, with the approval of the Board of Directors (the “Board”), of Sugarfina Corporation, a Delaware corporation (the “Company”), notified Windes Inc. (“Windes”) of their dismissal as the Company’s independent accounting firm. Windes issued unqualified opinions on the Company's financial statements for the years ended December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and December 31, 2022, and the subsequent interim period preceding such dismissal on October 9, 2024, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Windes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Winde’s satisfaction, would have caused Windes to make reference to the matter in their report, and (ii) there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Windes with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter addressed to the SEC indicating whether or not Windes agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement, which has been filed as Exhibit 99.1 to this Form 1-U.

(b)	Appointment of Independent Accounting Firm

On October 8, 2024, the Company’s Board finalized entering into an engagement to retain Rose, Snyder & Jacobs LLP (“RSJ”) as the Company’s new independent registered public accounting firm for the year ended December 31, 2024. The Company’s Board had initially approved the selection of RSJ, and the terms of the engagement, on September 24, 2024, which preceded RSJ’s process for approving the engagement.

During the two most recent fiscal years ended December 31, 2023 and 2022, and during the subsequent interim period from January 1, 2024 through October 8, 2024, neither the Company nor anyone acting on its behalf has consulted with RSJ regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that RSJ concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Exhibit Index

Exhibit No.	Description
99.1	Letter from Windes, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUGARFINA CORPORATION

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer

Date: October 15, 2024